Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

2019 Half Year Results 11 February 2019 Ron Delia Managing Director & CEO Michael Casamento CFO

Disclaimer Cautionary Statement Regarding and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the second quarter of calendar year 2019. 2

Disclaimer continued Cautionary Statement Regarding except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Participants in the Solicitation Non-IFRS information Results shown refer to underlying results unless otherwise indicated. Underlying earnings is defined and reconciled on slide 41 and 44. Forward-Looking Statements cont. Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Important Additional Information Will Be Filed with the SEC Certain non-IFRS financial information has been presented within this presentation. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business. Amcor uses these measures to assess the performance of the business and believes that the information is useful to investors. Non-IFRS information, including underlying earnings and average funds employed have not been audited but have been extracted from Amcor’s annual financial report. In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. Legal Disclosures No Offer or Solicitation Half year results available information Amcor has today released a package of information relating to its financial results for the half year ended 31 December 2018. Information contained in this presentation should be read in conjunction with information contained in the associated News Release and Webcast, available at www.amcor.com This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the second quarter of calendar year 2019. 3

Safety Lost-time frequency rate 24% fewer LTI’s than 1H18 Recordable-case frequency rate 20% fewer RC’s than 1H18 1.40 6 1.20 5 1.00 4 0.80 3 2.4 0.60 2 0.40 1 0.20 0.00 0 Committed to our goal of ‘no injuries’ 2009 to 2012 data includes the demerged Orora business. Total rates for 2015 and onwards includes acquired businesses from the first day of ownership. *The increase in the frequency rates between 2016 and 2018 reflects the inclusion of the Alusa and Sonoco acquisitions 4 1.2Acquisition impact1.0 0.90.9 0.9 0.80.8 0.7 0.60.6 0.5 5.1 4.14.0 Acquisition 3.4impact 2.62.62.4 2.02.02.0

Half year results

Summary(1) • • • Financial performance in line with expectations Outlook for full year unchanged Winning with customers • • Multinational customers – Nespresso, Unilever Regional customers - beverage • • Advancing sustainability agenda Progressing towards close of Bemis transaction in second quarter of calendar year 2019 On track to deliver against full year expectations (1) Throughout this document, all references to 1H19 are to underlying earnings. Growth rates are on a constant currency basis. Underlying earnings are defined and reconciled on slide 41. 6 results(1) Half year • PAT and EPS 3.4% higher than last year • PBIT up 2.4% • Growth delivered from both segments Cash flow and balance sheet strong Constant Currency % USD million Dec 17 Dec 18 % Sales revenue 4,502.2 4,551.8 1.1 4.3 • PBIT margin (%) 11.4 11.2 (0.2) • • • Operating cash flow of USD 115 million up 27% Ave working capital : sales of 10%, down 40 bps Net debt / PBITDA 2.8 times Operating cash flow 90.8 115.3 27.0 Return on funds employed (%) 19.7 19.2 • Interim dividend increased to 21.5 US cps Interim dividend per share (US cents) 21.0 21.5 Earnings growth and cash flow performance in line with expectations (1) Throughout this document, all references to 1H19 are to underlying earnings. Underlying earnings are defined and reconciled on slide 41. Growth rates are on a constant currency basis. 7 PAT329.7328.5(0.4)3.4 EPS (US cents)28.528.4(0.4)3.4 PBIT513.8509.6(0.8)2.4

Flexibles segment (1) Constant Currency % • PBIT up 1.9% in constant currency terms USD million Dec 17 Dec 18% • • • Growth from recently acquired businesses Strong cost performance USD 5 million adverse impact from normal time lag in recovering higher raw material costs Sales revenue 3,166 3,141 (0.8) 2.9 PBIT margin % 12.5 12.4 • • • Strong growth in Asia New multi-year partnership with Nespresso Greenfield plant opened for Unilever Average funds employed 3,389 3,424 Return on funds employed % 24.4 24.2 Operating cash flow 273.7 297.0 Strength in emerging markets and global healthcare (1) Throughout this document, all references to 1H19 are to underlying earnings. Underlying earnings are defined and reconciled on slide 41. Growth rates are on a constant currency basis. 8 PBIT396.8389.8(1.8)1.9

Flexibles full year outlook for 2018/19 The full year earnings outlook for the Flexibles segment has not changed from the guidance provided in August 2018. In constant currency terms, the Flexibles segment is expected to deliver solid PBIT growth in the 2018/19 financial year, compared with PBIT of USD 835.1 million achieved in the 2017/18 year. This takes into account: • modest organic growth, which assumes no earnings impact related to movements in raw material costs; net benefit from prior period acquisitions of approximately USD 10 million after deducting costs to integrate and achieve synergies; and incremental and final restructuring benefits related to initiatives previously announced on 9 June 2016, of approximately USD 10 million. • • Note: Outlook comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. 9

Rigid Plastics segment • PBIT growth of 5.6% in constant currency terms • Volume and mix benefits in beverage segments • Benefits from recently acquired businesses Good progress against previously announced restructuring initiatives Growth with regional beverage customers Constant Currency % USD million Dec 17 Dec 18 % Sales revenue 1,336 1,411 5.6 7.6 • Average funds employed 1,829 1,800 • Return on funds employed % 18.7 17.6 Operating cash flow (5.1) 32.9 Benefits from volume growth and favorable mix in beverage segments (1) Throughout this document, all references to 1H19 are to underlying earnings. Underlying earnings are defined and reconciled on slide 41. Growth rates are on a constant currency basis. 10 PBIT143.7148.93.65.6

Rigid Plastics full year outlook for 2018/19 The full year earnings outlook for the Rigid Plastics segment has not changed from the guidance provided in August 2018. The Rigid Plastics segment is expected to deliver solid underlying PBIT growth in the 2018/19 financial year, compared with USD 312.0 million achieved in the 2017/18 year. This takes into account: • • modest organic growth; net benefit from prior period acquisitions of approximately USD 5 million to USD 10 million after deducting costs to integrate and achieve synergies; and approximately USD 5 million to USD 10 million of benefits from restructuring initiatives. • 11

Cash flow USD million Dec 17 Dec 18 • • Strong cash generation Excellent working capital performance PBITDA 695.2 678.3 Interest (80.7) (90.0) • Operating cash flow up 27% on prior year Tax (66.6) (62.3) Capital expenditure (187.1) (173.4) • PBITDA and operating cash flow include approximately USD 28 million of integration and restructuring costs Working capital (275.7) (213.8) Segment restructuring initiatives1 (34.0) (26.3) Other 39.7 2.8 Dividends and other equity distributions (282.2) (290.6) 2018/19 free cash flow expected to be USD 200 million to USD 300 million (1) Cash payments related to segment restructuring costs excluded from underlying PBITDA. Refer slide 41 for further information. 12 Average working capital to sales (%)10.410.0 Free cash flow(191.4)(175.3) Operating cash flow90.8115.3

Balance sheet and debt profile Balance sheet Debt profile Dec 17 Dec 18 Dec 18 Net debt (USD million) 4,353 4,023 Fixed / floating-interest rate ratio 47% fixed Bank debt / total debt 29% bank Net finance costs (USD million) 101.7 107.7 Undrawn committed facilities (USD million) 1,133 PBITDA interest cover (x) 7.5 6.8 Non-current debt maturity (years) 5.1 Net debt / PBITDA (x) 2.9 2.8 Strong balance sheet Liquidity • • • Lower debt balance Leverage at 2.8x 2018/19 financial year net finance cost guidance USD 200 million - 210 million • • • Diverse mix Balanced maturity profile Substantial undrawn debt capacity Strong cash generation and balance sheet capacity 13

Substantial long term growth potential

Amcor Strategy FLEXIBLE PACKAGING RIGID CONTAINERS SPECIALTY CARTONS CLOSURES 15 THE leading global packaging company Our winning aspiration WINNING FOR CUSTOMERS, EMPLOYEES, INVESTORS AND THE ENVIRONMENT: Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Capital allocation framework Amcor Shareholder Value Creation Model Dividend (~ USD 500m) Growth in line with EPS ~ 4% yield Total shareholder value of 10-15% per annum with low volatility Strong, defensive cash flow Organic EPS growth of ~ 3-4% Reinvestment (~ USD 400m) Acquisitions and/or buy-backs (~ USD 200-300m) EPS growth of ~ 2-7% 16

Sustainability: Capturing the opportunity 2018 – Our Pledge 2019 – Momentum building New Plastics Economy Global Commitment Flexibles R&D Centre of Excellence Several new products Multiple partnerships • • • • We are the first packaging company pledging to develop all packaging to be recyclable or reusable by 2025 Develop all our packaging to be recyclable or reusable by 2025 Significantly increase our use of recycled materials in our packaging Work with others to drive consistently greater worldwide recycling of packaging 17

Amcor and Bemis: Creating the global leader in consumer packaging



Global leader in Flexible Packaging



Leader in Rigid Containers in the Americas region



Global leader in Specialty Cartons



Sizeable player in global Closures

~US$13bn
SALES

~US$2.2bn
EBITDA[1]

~US$1bn+
CASH FLOW[2]

1. Based on Amcor and Bemis reported EBITDA for FY18 and includes US$180 million pre tax cost synergies
2. Based on Amcor and Bemis reported cashflows after capital expenditure before dividends for FY18, and includes US$180 million pre tax cost synergies

18

Strategic rationale Stronger value proposition for customers, employees and the environment Global footprint Best-in-class capabilities Commitment to environmental sustainability Greater scale Attractive end markets Management talent Note: Revenue in USD billion and based on CY17 revenues; Amcor revenues for flexibles only and exclude specialty cartons; Bem is amounts based on Amcor estimates of CY17 revenues 19

Financial rationale Substantial value creation for all shareholders Compelling transaction financial metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free 20

Significant cost synergy benefits sales)1 Substantial cost synergy opportunity of USD 180 million p.a. (4-5% of Bemis Estimated synergy realisation (USD m) Estimated synergies Estimated USD 180 million cost synergies Potential for additional sources of synergies2 180 40% 100% ProcurementOperationsG&A & other costs Total cost synergies FurtherTotal potential Year 1 Year 2 Year 3 synergies synergies 1.Incremental to Bemis’ “Agility” improvement plan 2.Any additional synergies would be additive to the transaction metrics 21 20% 40% 130 65

Stronger financial profile going forward Stronger earnings and cash generation FY18 proforma EBITDA (USD bn)1 180m 2.2bn • • • • • Higher margins Stronger growth potential Annual cash flow >USD 1 billion1 Compelling dividend Investment grade balance sheet •Immediate balance sheet capacity for further investment or share buy-backs 0.6bn Amcor Bemis Synergies Proforma EBITDA 1.Based on Amcor and Bemis reported cashflows after capital expenditure before dividends for FY18, and includes USD 180 million pre tax cost synergies 22 1.4bn

Greater liquidity and cash and tax free

Two major global listings

- Two major global listings – NYSE and ASX (via CDI's)[1]
  - Existing Amcor shareholders can elect to receive CDI's or NYSE shares
  - Fully fungible NYSE shares and CDI's



Amcor Shareholders
ASX listed CDIs or NYSE listed common stock
Bemis Shareholders
NYSE listed common stock
~71% of New Amcor
~29% of New Amcor
New Amcor

Increased index weighting

- Expected inclusion and strong weighting in the S&P500 and S&P/ASX200 indices
  - Top 25 – ASX/S&P200 index[2]
  - Top 300 – S&P500 index[3]

Cash and tax free

- All-stock transaction
- No cash contribution from shareholders
- Tax free exchange

1. Primary listing on the NYSE with ASX listing in the form of CHESS Depositary Interests (CDI's)
2. Based on expected New Amcor ASX shares on issue
3. Based on all New Amcor ASX and NYSE shares on issue.

23

Progress towards closing Transaction expected to close in the second quarter of calendar year 2019 24 Integration •Integration Management Office created •Staffed with 20 full time Bemis and Amcor team members •Development of detailed integration plans underway Regulatory approvals •Transaction remains subject to approvals in Europe, the US and Brazil •European Commission decision expected in the coming days •All other clearances complete

Summary • • • • • Financial performance in line with expectations Outlook for full year unchanged Winning with customers Advancing sustainability agenda Progressing towards close of Bemis transaction Long term growth potential of Amcor remains substantial 25

Appendix slides Half year result

First half result growth(1) PBIT Market PBIT organic(2) 9% - Sources of PBIT Segment PBIT 6% 2% 2% 1% Acquisitions Organic Reported Flexibles Rigid Packaging Developed Markets Emerging Markets (1) Growth rates expressed in constant currency terms and rounded to the nearest 1%. (2) Excludes AMVIG and Corporate costs. 27 2% 0%

Finance and cash expectations for FY 2018/19

First half result

Unchanged compared with August 2018



Net financing costs USD 200 million - USD 210 million(1)

- Cash costs in line with P&L charge

Effective tax rate between 17.0% and 18.0%

- Cash tax 85-95% of P&L charge

Corporate costs USD 85 million - USD 95 million(1)

Free cash flow USD 200 million - USD 300 million(2)

Note: All outlook and guidance comments throughout this document relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Outlook comments reflect expected underlying financial outcomes based on accounts prepared in accordance with International Financial Reporting Standards (IFRS), consistent with the basis of preparation of Amcor's prior period financial results, including results presented throughout this document. Following completion of the Bemis transaction, Amcor intends to report its earnings under US Generally Accepted Accounting Principles (US GAAP). For the 2019 financial year, Amcor's adjusted earnings(3) based on accounts prepared under US GAAP are not expected to be materially different to underlying earnings based on accounts prepared in accordance with IFRS

(1) In constant currency terms.
(2) After deducting capital expenditure and dividend payments
(3) Adjusted USGAAP earnings will replace Underlying IFRS earnings.

amcor 28

FX translation impact

First half result

PAT currency exposures[1]


EUR, 30-40%
USD(2), 30-40%
Other currencies(3), 25-35%

Total currency impact	USD million
PBIT	(17)
PAT	(12)

EUR:USD		
Euro weakened vs USD. Average USD to EUR rate 1H19 0.8682 vs 1H18 0.8502	USD million impact on PAT for 1H19	Euro weakened vs USD. Jan 19 average USD to EUR rate 0.8693 vs 1H19 average rate of 0.8682
(2%)	(3)	(<1%)

Other currencies[3]:USD		
Other currencies weighted average vs USD weakened for 1H19 vs 1H18 average rates	USD million impact on PAT for 1H19	Other currencies weighted average vs USD strengthened for Jan 19 average rate vs 1H19 average rate
(9%)	(9)	<1%

(1) Approximate range.
(2) Includes all businesses effectively managed as USD functional currency businesses.
(3) Includes all currencies other than USD and EUR.

amcor 29

First half result Debt profile Debt currency profile Drawn at 31 Dec 2018(1) USD million Facility Overdrafts/leases/other - 153 her Commercial paper(2) - 716 AUD 20% CY2019 1,379 629 EUR 33% CY2020 680 115 CY2021 1,120 746 CY2022 858 698 CY2023 365 365 CY2024 - - USD 46% CY2025 - - CY2026 596 596 CY2027 - - CY2028 496 496 (1) (2) Gross debt excluding cash and cash equivalents. Commercial paper backed up by bank facilities maturing in CY 2019 and CY 2020. 30

First half result Half yearly sales Flexibles Rigid Plastics USD million USD million Dec 17 Dec 18 Dec 17 Dec 18 Europe, Middle East and Africa 1,580 1,566 North America 984 1,033 Americas 414 418 Latin America 279 304 Specialty Cartons 605 613 Bericap 73 74 Asia Pacific 610 597 Eliminations - - Eliminations (43) (53) 31 Total3,1663,141 Total1,3361,411

Appendix slides Amcor profile

Amcor profile Leadership positions and scale in key segments Flexibles EMEA 1° Rigid packaging North America 1° Flexibles Asia Pacific 1° Rigid packaging Latin America Flexibles Latin America 1° 1° Specialty Cartons, Global 1° Pacific Notes: Reflects FY18 sales revenue 33 USD billion annual revenue Flexibles Europe, Middle East & Africa Flexibles Americas Flexibles Asia Rigid packaging Specialty Cartons 3.3 0.9 1.2 2.8 1.2

Amcor profile Focused global portfolio USD 9.3 billion annual sales by product type, end market and geography Cl ustral a & NZ 5% Other 20% Specialty cartons 13% Emerging markets 30% Food 37% Western Europe 32% HPC 4% product segment end market geography Flexible packaging 55% Rigid containers 28% Healthcare 14% North America 33% Beverage 25% Notes: Reflects FY18 sales revenue; HPC is Home & Personal Care 34

Amcor profile Reporting segment overview 2018 Sales: 2018 PBIT: USD 6.5bn USD 835m Employees: Plants: Countries: ~26,000 ~130 37 2018 Sales: 2018 PBIT: USD 2.8bn USD 312m Employees: Plants: Countries: ~7,000 ~60 12 Sales by region: Sales by region: Emerging markets 19% Emerging markets 34% Western Europe 47% ANZ 7% North America 81% North America 12% 35 Notes: Based on FY18 sales revenue mix Bericap NA (JV) North America Specialty Containers Specialty Cartons Flexibles Asia Pacific Latin America North America Beverage Flexibles Europe, Middle East and Africa Flexibles Americas Rigid Packaging Flexibles

Amcor profile Amcor Flexibles overview Sales by business group Sales by end market 19% 20% 40% USD 6.5bn sales USD 6.5bn sales 13% 50% 5% 11% 18% 20% Europe, Middle East and Africa Asia Pacific Americas Global Specialty Cartons Food Beverage Foil & Industrial Healthcare Home & Personal care Other 36 Notes: Based on FY18 sales revenue mix

Amcor profile Amcor Flexibles historical growth PBIT margins and RoAFE near doubled in the last decade 24.1% 18.0% 16.0% 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 12.1% 11.6% 11.2% 9.0% 8.4% FY07 FY08 FY09 FY10 FY11FY12 FY13 FY14 FY15 FY16 FY17 FY18 PBIT Margin % 37 PBIT Margin % 13.1%12.5%12.5%12.9% 12.8% 9.8% 6.6%6.6%

Amcor profile Amcor Rigid Packaging overview Sales by geography Sales by category 7% 29% North America USD 2.3bn sales 30% 19% USD 2.8bn sales 34% 81% 16% Latin America USD 533m sales 13% North America Latin America 71% Cold fill beverage Specialty containers Hot fill beverage Closures 38 Notes: Based on FY18 sales revenue mix

Amcor profile Amcor Rigid Plastics historical growth PBIT margins and RoAFE near doubled in the last decade 17.0% 16.0% 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 9.7% 9.6% 9.3% 9.0% 8.3% 8.1% 7.7% 7.5% 7.5% FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 PBIT Margin % 39 PBIT Margin % 11.9%11.2% 10.5% 6.4%

Amcor profile North America beverage market - format mix Source: Globaldata 40 Year ended 31 Dec 2017 (Billion units)UnitsShare % Year ended 31 Dec 2018 UnitsShare % Growth Units %Share bps Aluminium cans40.234.2 41.034.1 1.9(10) PET containers72.361.5 74.161.8 2.630 Glass1.71.4 1.61.3 (3.6)(10) Other3.32.9 3.32.8 (0.8)(10) Total beverage market117.5100 120.0100 2.2-

Supplemental First half result schedules Sales revenue 4,502.2 4,551.8 - - 4,502.2 4,551.8 PBITDA 695.2 609.5 - (68.8) 695.2 678.3 - Depreciation and amortisation (181.4) (168.7) - - (181.4) (168.7) - Net finance costs (101.7) (107.7) - - (101.7) (107.7) - - Net monetary Loss (5.0) - (5.0) - - Profit before tax 412.1 328.1 - (73.8) 412.1 401.9 - Income tax expense (78.2) (55.4) - 12.9 (78.2) (68.3) - Non-controlling interest (4.2) (5.1) - - (4.2) (5.1) Key ratios PBIT margin (%) Return on funds employed (%) EPS (US cents) Operating cash flow (USD million) 11.4 19.7 28.5 90.8 11.2 19.2 28.4 115.3 41 (1) Refer to slide 42 further details Profit after tax329.7267.6-(60.9)329.7328.5 PBIT513.8440.8-(68.8)513.8509.6 Statutory result Adjustments(1) Underlying result USD million 1H18 1H19 1H18 1H19 1H18 1H19

Supplemental schedules First half result USD million Flexibles EUR million Investments / Other Flexibles Rigid Plastics Consolidated Details of adjustments 1H18 1H19 1H18 1H19 1H18 1H19 1H18 1H19 1H18 1H19 Segment restructuring - - - - - (37.7) - - - (37.7) Bemis transaction and integration costs - (1.0) - (1.2) - (0.7) - (33.3) - (35.2) Hyperinflation adjustment - (0.2) - (0.3) - (11.1) - - - (11.4) Net legal settlements - - - - - - - 15.5 - 15.5 Total PBIT adjustments - (1.2) - (1.5) - (49.5) - (17.8) - (68.8) Net monetary loss - (1.3) - (1.4) - (3.6) - - - (5.0) Tax on adjustments - 0.2 - 0.2 - 10.6 - 2.1 - 12.9 42 Total PAT adjustments-(2.3)-(2.7)-(42.5)-(15.7)-(60.9)

Supplemental schedules First half result Other income (USD million) 1H19 1H18 Net gain on disposal of property, plant and equipment 32.9 30.4 Curtailment gains, settlements and plan amendments 5.1 5.2 Rebates, incentives and claims 18.5 0.5 Other 17.9 11.6 Other income 74.3 47.7 Net legal settlements reported as Significant Item (15.5) - Restructuring and integration related costs (USD million) 1H19 1H18 Restructuring, integration and transaction costs (26.7) (16.5) Impairments (1.0) (1.1) 43 Total costs included in underlying earnings(27.7)(17.6)(10.1) Other income included in underlying earnings58.847.711.1

Supplemental schedules First half result The following notes provide further details of certain non-IFRS financial measures used throughout this presentation: Operating cash flow is cash flow from operating activities calculated in accordance with IFRS and extracted from Amcor’s financial statements, adjusted to take into account capital expenditure and other items. This measure is reconciled to cash flow from operating activities as follows: 1H18 USD million 90.8 187.1 (107.0) 7.2 1H19 USD million 115.3 173.4 (60.3) 0.6 Operating cash flow Capital expenditure Proceeds on disposal of PP&E Other items Cash flow from operating activities 178.1 229.0 Free cash flow is operating cash flow (refer above) less dividends and other equity distributions paid during the period calculated in accordance with IFRS and extracted from Amcor’s financial statements. Movement in net debt is reconciled to the net increase in cash held calculated in accordance with IFRS and extracted from Amcor’s financial statem ents as follows: 1H18 USD million (2,328.4) 2,276.5 (191.2) (4.8) 0.3 1H19 USD million (3,280.8) 3,203.8 (121.1) (15.6) 8.7 Proceeds from borrowings Repayment of borrowings Net increase in cash held Effects of exchange rate changes on cash and cash equivalents Other items Cash increase in net debt (247.6) (205.0) 44